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                                                            OMB APPROVAL
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                                                          OMB Number: 3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                        ACE MARKETING & PROMOTIONS, INC.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   004409 10 8
                                   -----------
                                 (CUSIP Number)

        Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road,
                       Westbury, NY 11590 (516-487-1446)
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 24, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 004409 10 8                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. Trepeta
-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                             (b)
-------- -----------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         NOT APPLICABLE
-------- -----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------- --------- -------------------------------------------------
                      7        SOLE VOTING POWER

     NUMBER OF                    1,387,334
      SHARES         --------- -------------------------------------------------
   BENEFICIALLY       8        SHARED VOTING POWER
     OWNED BY
       EACH          --------- -------------------------------------------------
     REPORTING        9        SOLE DISPOSITIVE POWER
      PERSON
       WITH                       1,387,334
                     --------- -------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,387,334
----------- --------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

            Excludes options to purchase 100,000 shares exercisable on
            December 28,2008
----------- --------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.8%
----------- --------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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--------------------------------------------------------------------------------
CUSIP No. 004409 10 8                                          Page 3 of 4 Pages
--------------------------------------------------------------------------------

         On April 11, 2005, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 10-SB became effective (File No. 000-51160). This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 10-SB became effective. For this reason, all references to source of funds have been answered not applicable.

ITEM 1.  Security and Issuer

         This statement relates to the Common Stock of Ace Marketing & Promotions, Inc. (the "Issuer"). The Issuer's executive office is located at 457 Rockaway Avenue, Valley Stream, NY 11581.


ITEM 2.  Identity and Background

         (a) Michael D. Trepeta

         (b) 457 Rockaway Avenue, Valley Stream, NY 11581

         (c) President of the Issuer.

         (d) Not applicable.

         (e) Not applicable.

         (f) USA

ITEM 3.  Source and Amount of Funds or Other Consideration

                  Not applicable.

ITEM 4.  Purpose of Transactions

                  (a) - (j) Not applicable.

ITEM 5.  Interest in Securities of the Issuer

                  (a) - (b) As of April 24, 2006, the Issuer has outstanding 6,912,108 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 1,387,834 shares of Common Stock (inclusive of outstanding options to purchase 350,000 shares), representing 18.8% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him.

                  (c) The reporting person sold an aggregate of 64,666 shares of Common Stock of the Issuer at a cash purchase price ranging from $1.68 to $1.70 per share in the last 60 days before the fing date of this schedule 13D.

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--------------------------------------------------------------------------------
CUSIP No. 004409 10 8                                          Page 4 of 4 Pages
--------------------------------------------------------------------------------

                  (d) - (e) Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Section 2(b) of the employment contract dated as of March 1, 2005 provides for the Reporting Person to be elected to the Board of directors and nominated for re-election during the term of the contract.

ITEM 7. Materials to be filed as Exhibits

Employment contract entered into as of March 1, 2005.


Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2006


Signature By: /s/ Michael D. Trepeta
              ---------------------------
              Michael D. Trepeta